SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

REACHLOCAL, INC.
(NAME OF SUBJECT COMPANY (ISSUER))

REACHLOCAL, INC.
 (NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

75525F104
 (CUSIP NUMBER OF CLASS OF SECURITIES)

ADAM F. WERGELES, ESQ.
REACHLOCAL, INC.
21700 OXNARD STREET, SUITE 1600
WOODLAND HILLS, CALIFORNIA 91367
(818) 274-0260
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
BRADLEY A. HELMS, ESQ.
LATHAM & WATKINS LLP
355 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1560
(213) 485-1234

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$7,542,167	$864.33

*
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of ReachLocal, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 2,462,597 shares of ReachLocal, Inc. common stock and have an aggregate value of $7,542,167 as of May 22, 2012, calculated using the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, equals $114.60 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $864.33	Filing party: ReachLocal, Inc.
Form or Registration No. 005-85998	Date Filed: May 29, 2012

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange (the “SEC”) on May, 29, 2012, relating to an offer by ReachLocal, Inc. (the “Company”) to its employees to exchange certain outstanding options to purchase shares of the Company’s common stock for replacement options to be granted under the Amended and Restated ReachLocal 2008 Stock Incentive Plan.

Pursuant to Rule 12b-5 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated and unaffected items and exhibits are not included herein.

Item 2.  Subject Company Information.

(b)  Securities.  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.00001 per share, with an exercise price equal to or greater than (i) for employees other than the Company’s executive officers subject to Section 16 of the Exchange Act, $10.91 per share or (ii) for the Company’s executive officers subject to Section 16 of the Exchange Act, $16.71 per share, outstanding under the Company’s existing option plans and held by eligible employees, for replacement options to purchase shares of common stock to be granted under the Amended and Restated ReachLocal 2008 Stock Incentive Plan (the “2008 Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively.  Each option holder that elects to exchange options pursuant to the Option Exchange must submit his or her election via the stock option exchange website or submit a paper election form (the “Election Form”) by facsimile and agree to the Terms of Election and will be granted replacement options to purchase a lesser number of shares of common stock.  As of May 22, 2012, there were outstanding eligible options to purchase an aggregate of approximately 2,462,597 shares of the Company’s common stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

Item 12.  Exhibits.  The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2012	REACHLOCAL, INC.

	By:	/s/ Ross G. Landsbaum
Name: Ross G. Landsbaum
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Document
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated May 29, 2012
(a)(1)(ii)*	Email to all eligible employees from Zorik Gordon, ReachLocal’s Chief Executive Officer, dated May 29, 2012
(a)(1)(iii)	Form of Terms of Election
(a)(1)(iv)*	Form of Announcement Emails
(a)(1)(v)*	Form of Webinar Invite Emails
(a)(1)(vi)	Form of Reminder Email Communications
(a)(1)(vii)*	Form of Email Confirming Receipt of Election
(a)(1)(viii)*	Screen Shots of Stock Option Exchange Website
(a)(1)(ix)*	Form of Employee Presentation Materials
(a)(1)(x)	Stock Option Exchange Frequently Asked Questions
(a)(1)(xi)*	Screen Shots of Break-Even Calculator
(a)(1)(xii)	Paper Election Form
(a)(1)(xiii)	Form of Additional Webinar Invite Emails
(a)(1)(xiv)	Form of Question and Answer Session Invite Emails
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)
Form of Amended and Restated Restricted Stock Purchase Agreement (incorporated by reference to Exhibit 10.15 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(2)
Share Purchase Agreement, by and among ReachLocal, Inc. and the Persons listed on Annex A thereto, dated as of September 11, 2009 (incorporated by reference to Exhibit 10.16 of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 24, 2010)

(d)(3)
ReachLocal, Inc. Incentive Bonus Plan, effective as of February 21, 2010 (incorporated by reference to Exhibit 10.17 of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)

(d)(4)
ReachLocal, Inc. Director Stock Plan (incorporated by reference to Exhibit 10.18 of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)

(d)(5)
ReachLocal, Inc. Change in Control and Severance Policy for Senior Management, effective as of February 21, 2010 (incorporated by reference to Exhibit 10.09 of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)

(d)(6)
ReachLocal, Inc. 2004 Stock Plan, adopted April 21, 2004, as amended as of April 8, 2005, July 31, 2006 and September 17, 2007 (incorporated by reference to Exhibit 10.04 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(7)
Amended and Restated ReachLocal, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.34 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(8)
Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.27 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34749) filed with the SEC on March 15, 2012)

(d)(9)
Form of Stock Option Agreement (incorporated by reference to Exhibit 10.28 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34749) filed with the SEC on March 15, 2012)

(d)(10)
Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.29 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34749) filed with the SEC on March 15, 2012)

(d)(11)
Form of Stock Option Agreement (Regulation D Early Exercise) (incorporated by reference to Exhibit 10.06 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(12)
Form of Stock Option Agreement (Rule 701) (incorporated by reference to Exhibit 10.07 to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(13)
Form of Non-Employee Director Stock Option Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (File No. 001-34749) filed with the SEC on August 4, 2011)

(d)(14)
Second Amended and Restated Investors’ Rights Agreement, by and among ReachLocal, Inc., the Investors listed on Exhibit A, Exhibit B, Exhibit C and Exhibit D thereto, and the Founders listed on Exhibit E thereto, dated as of September 17, 2007 and as amended as of July 1, 2008, May 14, 2009, and May 18, 2009 (incorporated by reference to Exhibit 4.02 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(15)
Stockholders Agreement, by and between ReachLocal, Inc. and NetUs Pty Limited ACN 117 674 030, dated as of September 11, 2009 (incorporated by reference to Exhibit 4.03 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(16)
Indemnification Agreement entered into by and between ReachLocal, Inc. and Zorik Gordon (incorporated by reference to Exhibit 10.01 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(17)
Indemnification Agreement entered into by and between ReachLocal, Inc. and David Carlick (incorporated by reference to Exhibit 10.02 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(18)
Indemnification Agreement entered into by and between ReachLocal, Inc. and Robert Dykes (incorporated by reference to Exhibit 10.03 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(19)
Indemnification Agreement entered into by and between ReachLocal, Inc. and James Geiger (incorporated by reference to Exhibit 10.04 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(20)
Indemnification Agreement entered into by and between ReachLocal, Inc. and Habib Kairouz (incorporated by reference to Exhibit 10.05 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(21)
Indemnification Agreement entered into by and between ReachLocal, Inc. and Alan Salzman (incorporated by reference to Exhibit 10.06 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(22)
Indemnification Agreement entered into by and between ReachLocal, Inc. and Nathan Hanks (incorporated by reference to Exhibit 10.08 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(23)
Indemnification Agreement entered into by and between ReachLocal, Inc. and Michael Kline (incorporated by reference to Exhibit 10.09 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(24)
Indemnification Agreement entered into by and between ReachLocal, Inc. and Ross G. Landsbaum (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(25)
Indemnification Agreement entered into by and between ReachLocal, Inc. and Jeffrey L. Hagins (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(26)
Offer Letter between ReachLocal, Inc. and Zorik Gordon, dated May 14, 2004 (incorporated by reference to Exhibit 10.10 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(27)
Offer Letter between ReachLocal, Inc. and Michael Kline, dated May 14, 2004 (incorporated by reference to Exhibit 10.11 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(28)
Offer of Employment by and between ReachLocal, Inc. and Ross G. Landsbaum, dated as of May 30, 2008 (incorporated by reference to Exhibit 10.12 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(29)
Offer of Employment by and between ReachLocal, Inc. and Nathan Hanks, dated as of May 6, 2009 (incorporated by reference to Exhibit 10.14 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(30)
Offer of Employment by and between ReachLocal, Inc. and Jeffrey L. Hagins, dated August 23, 2010 (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(31)
Amendment to Offer Letter between ReachLocal, Inc. and Zorik Gordon, dated February 22, 2010 (incorporated by reference to Exhibit 10.19 of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)

(d)(32)
Amendment to Offer Letter between ReachLocal, Inc. and Michael Kline, dated February 22, 2010 (incorporated by reference to Exhibit 10.20 of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)

(d)(33)
Amendment to Offer of Employment between ReachLocal, Inc. and Nathan Hanks, dated February 22, 2010 (incorporated by reference to Exhibit 10.21 of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)

(d)(34)
Offer Letter between ReachLocal, Inc. and John Mazur, dated January 14, 2008, as amended (incorporated by reference from Exhibit 10.01 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (File No. 001-34749) filed with the SEC on May 4, 2012)

(d)(35)
Secondment Letter between ReachLocal, Inc. and John Mazur, dated January 1, 2012(incorporated by reference from Exhibit 10.01 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (File No. 001-34749) filed with the SEC on May 4, 2012)

(g)	Not applicable
(h)	Not applicable
*Previously Filed.